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                                                                     Exhibit 3.1


                                  SCHEDULE I

                               IMAX CORPORATION

                             ARTICLES OF AMENDMENT
                             ---------------------

          The Articles of Incorporation of the Corporation be amended by deleting Schedule 2 thereof and replacing that schedule with the following:


                                  SCHEDULE 2


1. The number of directors of the Corporation at anytime shall be such number within the minimum and maximum number of directors set forth in the articles of the Corporation as is determined from time to time by resolution of the directors in light of the Corporation's contractual obligations in effect from time to time.

2. Subject to the Act and Corporation's contractual obligations then in effect, the directors may fill any vacancies among the directors, whether arising due to an increase in the number of directors within the minimum and maximum number of directors set forth in the articles of the Corporation or otherwise.

3. The directors shall be divided into three classes, with one-third of the directors to be elected for a term of one year, one-third for a term of two years and one-third for a term of three years, so that the term of office of one-third of the directors shall expire each year. At each election of directors after the effective date hereof to elect directors whose terms have expired, directors shall be elected for a term of three years. In any election or appointment of a director to fill a vacancy created by any director ceasing to hold office, the election or appointment shall be for the unexpired term of the director who has ceased to hold office. If the number of directors is changed, any increase or decrease shall be apportioned among the classes of directors in such a manner as will maintain or attain, to the extent possible, an equal number of directors in each class of directors. If such equality is not possible, the increase or decrease shall be apportioned among the classes of directors in such a manner that the difference in the number of directors in any two classes shall not exceed one.

4. If at any time or from time to time any single shareholder, together with each "affiliate" "controlled" by that shareholder (as such terms are defined in Rule 12b-2 under the Securities and Exchange Act of 1934 (United States)
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          (the "Exchange Act") or any group of which they are members,
          "beneficially owns" (as such term is defined pursuant to Section 13(d) of the Exchange Act) not less than twelve and one-half per cent (12.5%) of the common shares issued and outstanding at that time, then for as long as that condition continues, in order for any resolution of the directors on any of the following matters to be approved by the directors, such resolution must be approved by a seventy-five per cent (75%) majority of the directors then in office:

          a. Hiring or terminating the employment of the chief executive officer or any co-chief executive officer of the Corporation;

          b. Issuing any shares of capital stock for a purchase price, or incurring indebtedness, in an amount of US$25 million or more;

          c. Disposing of any material single asset, or all or substantially all of the assets of the Corporation or approving the sale or merger of the Corporation;

          d. Acquiring a substantial interest in any other entity or entering into any major strategic alliance; and

          e. Entering into or changing the terms of any agreement or transaction with Wasserstein Perella Partners, L.P., Wasserstein Perella Offshore Partners, L.P., WPPN Inc., Richard L. Gelfond or Bradley J. Wechsler (other than agreements in the ordinary course of business, such as employment agreements)."